Filed by Bryn Mawr Bank Corporation

Commission File No. 001-35746

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Form S-4 File No.: 333-216995

Subject Company: Royal Bancshares of Pennsylvania, Inc.

Commission File No. 000-26366

Bryn Mawr Bank Corporation/Royal Bancshares of Pennsylvania, Inc. Merger

As previously announced, on January 31, 2017, Bryn Mawr Bank Corporation (“BMBC”) and Royal Bancshares of Pennsylvania, Inc. (“RBPI”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which RBPI will merge with and into BMBC (the “Merger”), and thereafter Royal Bank America, a Pennsylvania chartered bank and wholly owned subsidiary of RBPI, will be merged with and into The Bryn Mawr Trust Company, a Pennsylvania chartered bank and wholly owned subsidiary of BMBC. As a result of the Merger, the separate corporate existence of RBPI will cease and BMBC will continue as the surviving corporation in the Merger.

On April 14, 2017, BMBC and RBPI filed with the Securities and Exchange Commission (the “SEC”) a Proxy Statement/Prospectus on Form S-4 (SEC File No. 333-216995) that was declared effective by the SEC on April 18, 2017 (the “Proxy Statement/Prospectus”) in connection with the proposed Merger. The Proxy Statement/Prospectus was first mailed to the shareholders of RBPI on April 20, 2017.

As has previously been described in the Proxy Statement/Prospectus, following announcement of the Merger Agreement, a complaint (the “Lawsuit”) was filed in the United States District Court, Eastern District of Pennsylvania, against members of the RBPI board, BMBC and RBPI. The lawsuit, which is captioned Parshall v. Royal Bancshares of Pennsylvania, Inc., et al., Case No. 2:17-cv-01641-PBT, alleges class claims on behalf of all RBPI shareholders and is based on allegations of material misstatements and omissions in the Proxy Statement/Prospectus and violations of the Exchange Act. The lawsuit seeks, among other remedies, to enjoin the merger or, in the event the merger is completed, rescission of the merger or rescissory damages; to direct defendants to account for unspecified damages; and costs of the lawsuit, including attorneys’ and experts’ fees.

BMBC and RBPI have vigorously denied, and continue to vigorously deny, any wrongdoing or liability with respect to all claims asserted in the Lawsuit, including (i) that they have committed any violations of law, (ii) that they have acted improperly in any way, (iii) that they have any liability or owe any damages of any kind to any plaintiff in the Lawsuit, and (iv) that any additional disclosures (including the additional disclosures described herein) are required under any applicable rule, regulation, statute, or law. Rather, they are providing the additional disclosures set forth below in an effort to settle the Lawsuit in order to, among other things, (i) eliminate the burden, inconvenience, expense, risk, and distraction of further litigation, (ii) conclusively resolve all the claims that were or could have been asserted against them in the Lawsuit, and (iii) permit the Merger to proceed without risk of injunctive or other relief. Nothing in this document or in any stipulation of settlement or other document shall be deemed to be an admission of liability or wrongdoing by any defendant in the Lawsuit, nor shall anything in this document, or in any stipulation of settlement or other document, be deemed an admission of the materiality of any of the disclosures set forth herein. Notwithstanding the additional disclosures made herein, there can be no assurance that the Lawsuit will be settled, or, if settled, the terms of any such settlement.

These additional disclosures amend and supplement the Proxy Statement/Prospectus and should be read in conjunction with the disclosures contained therein. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Proxy Statement/Prospectus, the Current Report on Form 8-K is more current. Capitalized terms used but not defined in the additional disclosures have the meanings given to them in the Proxy Statement/Prospectus.

Additional Disclosure Regarding Background and Negotiation of the Merger

The section entitled “Background of the Merger” beginning on page 74 of the Proxy Statement/Prospectus is hereby amended and supplemented as follows:

The following language is added at the end of the fifth paragraph on page 76 of the Proxy Statement/Prospectus.

“RBC was engaged by RBPI on December 9, 2016 as a second advisor to RBPI’s board of directors. RBPI’s board of directors deemed it advisable to engage RBC based on RBC’s extensive knowledge of the financial services industry in the Mid-Atlantic Region and its ability to answer questions from a different perspective. During the two years preceding its engagement, RBC did not provide any investment banking services to BMBC or to RBPI.”

Additional Information Regarding the Opinion of Our Financial Advisor

The section entitled “Opinion of RBPI’s Financial Advisor in Connection with the Merger” beginning on page 79 of the Proxy Statement/Prospectus is hereby amended and supplemented as follows:

The following table is added to page 84 of the Proxy Statement/Prospectus immediately after the table captioned “RBPI Comparable Company Analysis.”

Financial data as of December 31, 2016

Pricing data as of January 27, 2017

		Balance Sheet			Capital Position				LTM Profitability				Valuation
													Price/
Company	Ticker	Total Assets ($mm)	Loans/ Deposits (%)	NPAs1/ Total Assets (%)	TCE/ TA (%)	Leverage Ratio (%)	Total RBC Ratio (%)	CRE/ Total RBC (%)	ROAA (%)	ROAE (%)	Net Interest Margin (%)	Efficiency Ratio (%)	Tang. Book Value (%)	LTM EPS (x)	Current Dividend Yield (%)	LTM Dividend Ratio (%)	Market Value ($mm)
DNB Financial Corporation	DNBF	1,071	92.4	1.30	7.51	8.42	12.48	213.5	0.59	7.38	3.18	71.0	166	19.8	0.9	18.1	130
1st Constitution Bancorp	FCCY	1,055	90.6	0.62	8.73	10.56	12.67	200.9	0.90	8.99	3.92	63.4	148	15.6	1.2	4.6	135
Mid Penn Bancorp, Inc.	MPB	1,043	84.2	0.58	6.81	6.7	11.2	327.7	0.76	10.11	3.87	70.6	149	14.5	1.9	33.9	105
Howard Bancorp, Inc.	HBMD	1,027	101.6	1.23	8.10	8.36	10.83	299.6	0.55	6.15	3.73	77.5	140	23.1	0.0	0.0	156
Parke Bancorp, Inc.	PKBK	1,016	108.0	5.01	10.54	15.38	18.43	251.0	2.01	14.47	3.96	43.6	126	9.6	2.0	16.2	135
First Bank	FRBA	1,008	94.6	0.53	8.66	8.89	12.67	390.3	0.58	7.12	3.10	62.1	161	23.8	0.6	0.0	141
Two River Bancorp	TRCB	940	97.0	1.05	8.96	8.94	12.76	355.7	0.96	8.94	3.53	63.9	152	14.9	1.0	14.2	126
Malvern Bancorp, Inc.	MLVF	879	102.4	0.37	10.89	11.45	16.03	264.4	1.49	13.33	2.63	65.1	146	11.6	0.0	0.0	140
Sussex Bancorp	SBBX	847	105.2	1.05	6.78	8.98	11.99	431.5	0.72	9.60	3.37	68.7	174	17.7	0.8	13.4	100
CB Financial Services, Inc.	CBFV	834	100.2	0.92	9.84	10.12	14.74	149.2	0.88	8.26	3.79	63.7	131	14.6	3.4	49.2	107
Severn Bancorp, Inc.	SVBI	778	110.0	4.11	10.70	9.97	14.31	254.4	2.00	17.36	3.14	83.3	103	6.2	0.0	0.0	85
Stewardship Financial Corporation	SSFN	758	85.4	1.21	6.80	7.69	13.98	232.0	0.60	9.05	3.19	76.8	114	13.3	1.3	13.9	59

	High	1,071	110.0	5.01	10.89	15.38	18.43	431.5	2.01	17.36	3.96	83.3	174	23.8	3.4	49.2	156
	Low	758	84.2	0.37	6.78	6.7	10.83	149.2	0.55	6.15	2.63	43.6	103	6.2	0.0	0.0	59
	Mean	938	97.6	1.50	8.69	9.62	13.51	280.8	1.00	10.06	3.45	67.5	143	15.4	1.1	13.6	118
	Median	974	98.6	1.05	8.69	8.96	12.72	259.4	0.82	9.02	3.45	66.9	147	14.7	1.0	13.7	128

Note: Publicly available financial data as of September 30, 2016 for the following companies: 1st Constitution Bancorp, Mid Penn Bancorp Inc., First Bank, CB Financial Services Inc., Severn Bancorp Inc., and Stewardship Financial Corporation.
(1) Nonperforming assets defined as nonaccrual loans and leases, real estate owned, performing TDRs, and repossessed assets.

The following table is added to page 85 of the Proxy Statement/Prospectus immediately above the section captioned “Analysis of Selected Merger Transactions.”

Financial data as of December 31, 2016 unless otherwise noted

Pricing data as of January 27, 2017

		Balance Sheet			Capital Position				LTM Profitability				Valuation
													Price/
Company	Ticker	Total Assets ($mm)	Loans/ Deposits (%)	NPAs1/ Total Assets (%)	TCE/ TA (%)	Leverage Ratio (%)	Total RBC Ratio (%)	CRE/ Total RBC (%)	ROAA (%)	ROAE (%)	Net Interest Margin (%)	Efficiency Ratio (%)	Tang. Book Value (%)	LTM EPS (x)	2017 Est. EPS[2] (x)	2018 Est. EPS[2] (x)	Current Dividend Yield (%)	Market Value ($mm)
ConnectOne Bancorp, Inc.	CNOB	4,426	103.9	1.83	8.93	9.29	11.78	527.3	0.73	6.30	3.41	41.6	216	25.6	15.7	13.6	1.2	826
Univest Corporation of Pennsylvania	UVSP	4,231	100.9	0.62	8.24	8.84	12.43	195.7	0.56	4.46	3.82	71.2	241	34.8	16.7	14.0	2.7	778
Bridge Bancorp, Inc.	BDGE	4,055	88.9	0.11	7.54	8.6	15.0	334.1	0.92	9.82	3.46	54.7	236	18.3	17.9	16.4	2.5	719
Oritani Financial Corp.	ORIT	4,012	131.7	0.30	13.42	14.94	17.69	506.7	1.20	8.32	2.93	40.3	148	17.2	17.8	18.7	4.0	798
TriState Capital Holdings, Inc.	TSC	3,930	103.5	0.69	7.37	7.9	12.66	295.2	0.81	8.48	2.23	66.1	226	22.4	19.7	14.6	0.0	644
Northfield Bancorp, Inc.	NFBK	3,850	109.4	0.75	15.25	15.48	19.58	347.5	0.70	4.26	2.98	60.6	152	32.0	29.4	30.4	1.8	886
Peapack-Gladstone Financial Corporation	PGC	3,774	98.0	0.78	8.11	8.39	13.17	572.1	0.67	8.22	2.78	60.1	171	21.7	17.5	14.3	0.6	532
Financial Institutions, Inc.	FISI	3,710	78.1	0.12	6.25	7.36	12.97	137.8	0.90	10.01	3.14	60.4	218	16.2	15.8	14.8	2.5	495
First of Long Island Corporation	FLIC	3,434	93.1	0.09	9.03	8.88	16.04	287.1	0.92	10.72	2.91	50.2	212	21.1	18.1	16.4	2.0	661
Arrow Financial Corporation	AROW	2,605	77.1	0.23	8.09	9.47	15.15	110.4	1.06	11.80	3.19	57.1	237	18.6	17.4	15.1	2.7	495
CNB Financial Corporation	CCNE	2,540	89.0	1.00	6.94	7.71	14.11	193.9	0.89	10.05	3.72	61.1	216	17.8	15.7	13.6	2.6	374
Canandaigua National Corporation	CNND	2,430	97.3	0.62	7.19	9.49	12.75	222.5	0.98	12.17	3.55	65.7	157	12.2	NA	NA	2.8	272

	High	4,426	131.7	1.83	15.25	15.48	19.58	572.1	1.20	12.17	3.82	71.2	241	34.8	29.4	30.4	4.0	886
	Low	2,430	77.1	0.09	6.25	7.36	11.78	110.4	0.56	4.26	2.23	40.3	148	12.2	15.7	13.6	0.0	272
	Mean	3,583	97.6	0.59	8.86	9.70	14.44	310.9	0.86	8.72	3.18	57.4	203	21.5	18.3	16.5	2.1	623
	Median	3,812	97.6	0.62	8.10	8.86	13.64	291.1	0.90	9.15	3.17	60.3	216	19.9	17.5	14.8	2.5	652

Note: Publicly available financial data as of September 30, 2016 for the following companies: Peapack-Gladstone Financial Corporation, First Long Island Corporation, CNB Financial Corporation, and Canandaigua National Corporation
(1) Nonperforming assets defined as nonaccrual loans and leases, real estate owned, performing TDRs, and repossessed assets.
(2) Based on publicly available median analyst earnings per share estimates.

The following table is added to page 86 of the Proxy Statement/Prospectus immediately above the last paragraph on that page.

National Precedent Transactions Analysis

				Transaction Price /
Buyer	Target	Announcement Date	Transaction Value ($mm)	LTM EPS (x)	TBV / Share (%)	Core Deposit Premium (%)	1-Day Market Premium (%)
Midland States Bancorp Inc.	Centrue Financial Corporation	1/26/2017	173.8	4.1	141	NA	15.6
Renasant Corp.	Metropolitan BancGroup Inc.	1/17/2017	190.2	25.5	218	14.6	-
MainSource Financial Group	FCB Bancorp Inc	12/19/2016	57.0	NA	189	8.5	91.5
Veritex Holdings Inc.	Sovereign Bancshares Inc.	12/14/2016	176.0	21.5	188	17.1	-
CenterState Banks	Gateway Finl Hldgs of FL Inc.	11/30/2016	142.5	23.7	164	8.7	-
Access National Corp.	Middleburg Financial Corp.	10/24/2016	245.4	31.4	195	13.8	24.0
CenterState Banks	Platinum Bank Holding Co.	10/18/2016	84.9	29.3	179	10.4	-
Enterprise Financial Services	Jefferson County Bcshs Inc.	10/11/2016	130.8	19.7	146	6.0	-
First Commonwealth Financial	DCB Financial Corp	10/3/2016	106.4	8.9	177	NA	88.5
OceanFirst Financial Corp.	Ocean Shore Holding Co.	7/13/2016	147.7	20.0	132	5.2	32.1
Cathay General Bancorp	SinoPac Bancorp	7/8/2016	340.0	46.5	126	12.1	-
Berkshire Hills Bancorp Inc.	First Choice Bank	6/27/2016	117.8	57.8	116	2.4	-
First Bancorp	Carolina Bank Holdings Inc.	6/22/2016	97.3	18.5	155	6.6	20.7
QCR Holdings Inc.	Community State Bank	5/23/2016	80.0	14.4	134	4.4	-
Simmons First National Corp.	Citizens National Bank	5/18/2016	77.0	16.2	127	4.3	-
Revere Bank	Monument Bank	5/3/2016	65.1	20.3	161	7.3	-
First Mid-Illinois Bancshares	First Clover Leaf Fin Corp.	4/26/2016	89.5	19.4	130	4.5	33.1
Westfield Financial Inc.	Chicopee Bancorp Inc.	4/4/2016	111.0	34.2	120	5.3	15.8
Guaranty Bancorp	Home State Bancorp	3/16/2016	133.7	18.5	166	7.9	-
Horizon Bancorp	La Porte Bancorp Inc	3/10/2016	94.1	18.6	116	4.9	9.8
Midland Financial Co.	1st Century Bancshares Inc.	3/10/2016	116.0	43.2	178	9.3	40.3
Triumph Bancorp Inc.	ColoEast Bankshares Inc.	3/7/2016	69.7	32.0	131	3.0	-
Hampton Roads Bankshares Inc.	Xenith Bankshares Inc.	2/10/2016	104.5	32.6	120	3.2	-
Pinnacle Financial Partners	Avenue Financial Holdings Inc.	1/28/2016	209.4	29.0	226	13.0	51.8

	High		340.0	57.8	226	17.1	91.5
	Low		57.0	4.1	116	2.4	9.8
	Mean		131.7	25.4	156	7.8	38.5
	Median		113.5	21.5	150	7.0	32.1

The following table is added to page 87 of the Proxy Statement/Prospectus immediately above the section captioned “Net Present Value Analysis.”

Regional Precedent Transactions Analysis

				Transaction Price /
Buyer	Target	Announcement Date	Transaction Value ($mm)	LTM EPS (x)	TBV / Share (%)	Core Deposit Premium (%)	1-Day Market Premium (%)
OceanFirst Financial Corp.	Ocean Shore Holding Co.	7/13/2016	147.7	20.0	132	5.2	32.1
Berkshire Hills Bancorp Inc.	First Choice Bank	6/27/2016	117.8	57.8	116	2.4	-
Revere Bank	Monument Bank	5/3/2016	65.1	20.3	161	7.3	-
Univest Corp. of Pennsylvania	Fox Chase Bancorp Inc.	12/8/2015	244.3	23.2	134	10.5	10.9
WSFS Financial Corp.	Penn Liberty Financial Corp.	11/23/2015	101.6	31.8	199	10.6	-
United Bankshares Inc.	Bank of Georgetown	11/9/2015	269.0	27.6	218	20.5	-
Beneficial Bancorp Inc	Conestoga Bank	10/22/2015	100.1	24.5	160	9.2	-
Community Bank System Inc.	Oneida Financial Corp.	2/24/2015	142.1	27.4	202	11.6	-
Bridge Bancorp Inc.	Community National Bk	12/15/2014	141.3	31.3	175	9.5	-
S&T Bancorp Inc.	Integrity Bancshares Inc.	10/30/2014	159.4	16.8	263	15.3	99.4
Cape Bancorp Inc.	Colonial Financial Services	9/10/2014	55.8	NM	88	NA	11.3
National Penn Bancshares Inc.	TF Financial Corp.	6/4/2014	141.6	19.0	148	7.7	35.6
Bryn Mawr Bank Corp.	Continental Bank Holdings Inc	5/5/2014	108.8	42.3	175	13.2	-

	High		269.0	57.8	263	20.5	99.4
	Low		55.8	16.8	88	2.4	10.9
	Mean		138.0	28.5	167	10.2	37.9

The following language is added on page 87 of the Proxy Statement/Prospectus to the first paragraph of the section captioned “Net Present Value Analysis” immediately after the sentence that reads “The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 15.0% which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of RBPI common stock.”

“Sandler O’Neill utilized the equity build-up method to calculate the appropriate discount rate for RBPI common stock. As detailed in the following table, the discount rate equals the sum of the risk free rate, the equity risk premium, the size premium and the industry premium:

Risk Free Rate	2.49%
Equity Risk Premium	5.80%
Size Premium	3.58%
Industry Premium	0.91%
Discount Rate	12.78%

The risk free rate is represented as the yield on the 10-year U.S. Treasury note as of January 27, 2017. The equity risk premium, size premium and industry premium were sourced from the Duff & Phelps 2016 Valuation Handbook.”

The following language is added to the first paragraph on page 88 of the Proxy Statement/Prospectus immediately after the sentence that reads “The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of BMBC common stock.”

“Sandler O’Neill utilized the equity build-up method to calculate the appropriate discount rate for BMBC common stock. As detailed in the following table, the discount rate equals the sum of the risk free rate, the equity risk premium, the size premium and the industry premium:

Risk Free Rate	2.49%
Equity Risk Premium	5.80%
Size Premium	1.70%
Industry Premium	0.91%
Discount Rate	10.90%

The risk free rate is represented as the yield on the 10-year U.S. Treasury note as of January 27, 2017. The equity risk premium, size premium and industry premium were sourced from the Duff & Phelps 2016 Valuation Handbook.”

The first sentence of the first paragraph on page 88 of the Proxy Statement/ Prospectus is revised to read as follows:

“Sandler O’Neill also performed an analysis that estimated the net present value per share of BMBC common stock assuming that BMBC performed in accordance with publicly available consensus median analyst earnings per share estimates for the years ending December 31, 2017 and December 31, 2018, as well as an estimated long-term earnings per share growth rate of 8% for BMBC for the years thereafter. This analysis also assumed that dividends paid per share by BMBC on its common stock would be consistent with BMBC’s historical practices.”

The third sentence of the second paragraph under the section captioned “Sander O’Neill’s Relationship” on page 89 of the Proxy Statement/Prospectus is revised to read as follows, and an additional sentence is added immediately thereafter.

“Most recently, Sandler O’Neill acted as placement agent to BMBC in connection with its offer and sale of $30 million of subordinated notes on August 6, 2015, for which Sandler O’Neill received a fee in an amount equal to $375,000. Sandler did not provide any other services to BMBC during the past two years. Currently there are no agreements, arrangements or understandings with respect to any services to be provided to BMBC by Sandler O’Neill in the future.”

The following sentence is added immediately below the table on page 89 of the Proxy Statement/Prospectus in the section captioned “Certain Non-Public, Unaudited, Forward-Looking Information Provided by RBPI.”

“In preparing financial projections of RBPI, Sandler O’Neill used estimated annual net income growth of 10%, annual balance sheet growth of 5%, and annual loan and deposit growth of 11% and 3%, respectively. These estimated annual growth rates were provided to Sandler O’Neill by senior management of RBPI.”

Safe Harbor Statement

This document contains certain forward-looking information about BMBC and RBPI that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may include statements for the period after the completion of the Merger. Representatives of BMBC and RBPI may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could” and similar expressions are intended to identify forward-looking statements. These statements include statements about the expected benefits of the Merger, information about the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain conditions to the completion of the Merger and whether and when the Merger will be completed. Forward-looking statements are not guarantees of performance. These statements are based upon the current beliefs and expectations of the management of each of BMBC and RBPI and are subject to risks and uncertainties, including the risks described in the Proxy Statement/Prospectus under the section “Risk Factors,” that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

In light of these risks, uncertainties, assumptions and factors, the results anticipated by the forward-looking statements discussed in the Proxy Statement/Prospectus or made by representatives of BMBC or RBPI may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof or, in the case of statements made by representatives of BMBC or RBPI, on the date those statements are made. All subsequent written and oral forward-looking statements concerning the Merger or the combined company or other matters addressed in the Proxy Statement/Prospectus and attributable to BMBC or RBPI or any person acting on behalf of either are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither BMBC nor RBPI undertakes any obligation to update or publish revised forward-looking statements to reflect events or circumstances after the date of the Proxy Statement/Prospectus or the date of the forward-looking statements or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer or the solicitation of an offer to buy BMBC or RBPI securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed Merger. In connection with the proposed Merger, BMBC and RBPI filed a definitive Proxy Statement/Prospectus with the SEC. The definitive Proxy Statement/Prospectus was mailed to RBPI’s shareholders on or about April 20, 2017. Before making any voting decision, RBPI’s shareholders are urged to read carefully in their entirety the definitive Proxy Statement/Prospectus and any other relevant documents filed by BMBC and RBPI with the SEC when they become available because they contain and will contain important information about the proposed Merger. You may obtain copies of all documents filed with the SEC regarding the proposed Merger, free of charge, at the SEC’s website (www.sec.gov), by accessing RBPI’s website at http://www.royalbankamerica.com or by calling RBPI at (610) 668-4700 or by accessing BMBC’s website at http://www.bmtc.com or by calling BMBC at (610) 525-1700.